# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Gran Tierra Energy Inc., CIK 0001273441
CUSIP: 38500T200
Title of class of securities: Common Stock, par value $0.001 per share (the "Shares")
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta Canada (A0), T2G 1A6
Date of event which requires filing of this statement: 08/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000938552

## Reporting persons
- Equinox Partners Investment Management LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,474,582; sole dispositive power 0; shared dispositive power 3,474,582; aggregate amount beneficially owned 3,474,582 (9.8% of the class)
  Comment: Note to Rows 6, 8 and 9: Includes 1,408,547 shares of Common Stock, par value $0.001 per share (the "Shares") of Gran Tierra Energy Inc. (the "Issuer") held in one or more client accounts over which Equinox Partners Investment management LLC, as investment advisor, has shared voting and dispositive power. The filing of this statement should not be deemed as admission that Equinox partners Investment Management LLC is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client account(s).
- Equinox Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,407,074; sole dispositive power 0; shared dispositive power 1,407,074; aggregate amount beneficially owned 1,407,074 (4% of the class)
- Kuroto Fund LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 359,336; sole dispositive power 0; shared dispositive power 359,336; aggregate amount beneficially owned 359,336 (1% of the class)
- Mason Hill Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 299,625; sole dispositive power 0; shared dispositive power 299,625; aggregate amount beneficially owned 299,625 (0.9% of the class)
- Sean M. Fieler: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,474,582; sole dispositive power 0; shared dispositive power 3,474,582; aggregate amount beneficially owned 3,474,582 (9.8% of the class)
  Comment: Note to Rows 6, 8 and 9: See Footnote 1 on page 2. The filing of this statement should not be deemed an admission that Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client account(s).

## Item 1. Issuer
Name of issuer: Gran Tierra Energy Inc.
Address of issuer's principal executive offices: 500 Centre Street S.E., Calgary, Alberta T2G 1A6 Canada

## Item 2. Person Filing
Name of person filing:
The names of the persons jointly filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

* Equinox Partners Investment Management LLC, a Delaware limited liability company ("EPIM").

* Equinox Partners, L.P., a Delaware limited partnership ("Equinox Partners").

* Kuroto Fund LP, a Delaware limited partnership ("Kuroto").

* Mason Hill Partners, LP, a Delaware limited partnership ("Mason Hill Partners").

* Sean M. Fieler, a United States Citizen ("Mr. Fieler").

EPIM's principal business is serving as an investment advisor to certain private investment funds, including Equinox Partners, Kuroto, Mason Hill Partners, and other client accounts.

Each of Equinox Partners, Kuroto, and Mason Hill Partners is a private investment fund.

Mr. Fieler owns a controlling interest in, and is the managing member of, EPIM.
Address of principal business office or, if none, residence: The principal business office of each of the Reporting Persons is Three Stamford Plaza, 301 Tresser Blvd, 13th Fl., Stamford, CT 06901.
Citizenship: Each of EPIM, Kuroto, Equinox Partners, and Mason Hill Partners is organized under the laws of the State of Delaware. Mr. Fieler is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
This Schedule 13G constitutes an amendment to the Schedule 13D (as previously amended, the "Schedule 13D") filed by the undersigned with respect to shares of Common Stock, par value $0.001 per share, of Gran Tierra Energy
Inc.

Each of EPIM and Mr. Fieler may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which each of Equinox Partners, Kuroto, and Mason Hill Partners directly beneficially owns. Each of EPIM and Mr. Fieler disclaims beneficial ownership of such Shares for all other purposes.

EPIM acts as an investment advisor to certain client accounts and, by virtue of investment management agreements with these clients, has voting and dispositive power over the Shares held in such client accounts. Mr. Fieler is the managing member of, and owns a controlling interest in, EPIM. The filing of this statement should not be deemed an admission that EPIM or Mr. Fieler is, for the purposes of Section 13 of the Act, the beneficial owner of the Shares held in such client accounts.

(a) Amount beneficially owned:

(i) EPIM beneficially owns 3,474,582 Shares.

(ii) Equinox Partners beneficially owns 1,407,074 Shares.

(iii) Kuroto beneficially owns 359,336 Shares.

(iv) Mason Hill Partners beneficially owns 299,625 Shares.

(v) Mr. Fieler beneficially owns 3,474,582 Shares.

(vi) Collectively, the Reporting Persons beneficially own 3,474,582 Shares.
Percent of class:
The following percentages are based on 35,380,429 Shares outstanding as of July 31, 2026 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

(i) EPIM's beneficial ownership of 3,474,582 Shares represents approximately 9.8% of the outstanding Shares.

(ii) Equinox Partners' beneficial ownership of 1,407,074 Shares represents approximately 4.0% of the outstanding Shares.

(iii) Kuroto's beneficial ownership of 359,336 Shares represents approximately 1.0% of the outstanding Shares.

(iv) Mason Hill Partners' beneficial ownership of 299,625 Shares represents approximately 0.9% of the outstanding Shares.

(v) Mr. Fieler's beneficial ownership of 3,474,582 Shares represents approximately 9.8% of the outstanding Shares.

(vi) Collectively, the Reporting Persons' beneficial ownership of 3,474,582 Shares represents approximately 9.8% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit A.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Equinox Partners Investment Management LLC: /s/ Sean M. Fieler, Sean M. Fieler, Manager (08/17/2026)
- Equinox Partners, L.P.: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Equinox Partners, L.P. (08/17/2026)
- Kuroto Fund LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Kuroto Fund LP (08/17/2026)
- Mason Hill Partners, LP: /s/ Sean M. Fieler, Sean M. Fieler, Manager of Equinox Partners Investment Management LLC, the Investment Manager of Mason Hill Partners, LP (08/17/2026)
- Sean M. Fieler: /s/ Sean M. Fieler, Sean M. Fieler (08/17/2026)